UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

The Macerich Company

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

554382101

(CUSIP Number)

The passive investment trust

c/o Sharon Berger, Trustee

167 Overlook Road

New Rochelle, NY 10804

steve wolosky, Esq.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 3, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554382101

1	NAME OF REPORTING PERSON

THE PASSIVE INVESTMENT TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,175,100
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,175,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,175,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

OO

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CUSIP No. 554382101

1	NAME OF REPORTING PERSON

MYSC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

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CUSIP No. 554382101

1	NAME OF REPORTING PERSON

SHARON BERGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,175,100
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,175,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,175,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 554382101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value (the “Shares”), of The Macerich Company, a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 401 Wilshire Boulevard, Suite 700, Santa Monica, California 90401.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	The Passive Investment Trust, a trust organized under the laws of the State of New York (the “Trust”), as to the Shares directly owned by it;
(ii)	MYSC LLC, a Delaware limited liability company (“MYSC”), of which the Trust is the sole member; and
(iii)	Sharon Berger (the “Trustee”), as trustee of the Trust and Manager of MYSC.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of the Reporting Persons is 167 Overlook Road, New Rochelle, NY 10804.

(c)       The principal business of each of the Trust and MYSC is investing in securities. The principal business of the Trustee is serving as trustee of the Trust and Manager of MYSC.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Trust is organized under the laws of the State of New York. MSYC is organized under the laws of the State of Delaware. The Trustee is a citizen of the United States of America.

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CUSIP No. 554382101

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares directly owned by the Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. Certain Shares were also transferred to the Trust as capital contributions. The aggregate purchase price of the 10,175,100 Shares owned by the Trust is approximately $78,422,923, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons are supportive of and encouraged by their recent engagement with management and the board of directors of the Issuer (the “Board”) and expect to continue to engage with management and the Board. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

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CUSIP No. 554382101

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 149,463,668 Shares outstanding, which is the total number of Shares outstanding as of August 7, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2020.

A.	The Trust
(a)	As of the close of business on August 11, 2020, the Trust directly owned 10,175,100 Shares.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 10,175,100
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 10,175,100

(c)	The transactions in the Shares by the Trust during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	MYSC
(a)	As of the close of business on August 11, 2020, MYSC did not beneficially own any shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	MYSC has not entered into any transactions in the Shares during the past sixty days.

C.        The Trustee

(a)	The Trustee, as the trustee of the Trust, may be deemed to beneficially own the 10,175,100 Shares directly owned by the Trust.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 10,175,100
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 10,175,100

(c)	The Trustee has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares entered into on behalf of the Trust during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

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CUSIP No. 554382101

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that she or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the trust agreement establishing the Trust, the Trustee has the power to control the vote and/or disposition of the Shares held by the Trust.

On April 21, 2020, MYSC entered into certain agreements with the Issuer (the “Limited Waiver”), pursuant to which, the Board agreed to grant a limited waiver under the Issuer’s Articles of Amendment and Restatement, as amended (the “Charter”), which authorizes MYSC and certain of its affiliates (the “Investors”) to Beneficially Own (as defined in the Charter), in the aggregate, up to 9.9% of the Issuer’s outstanding Shares. Pursuant to the Limited Waiver, the Investors have agreed to, among other things, (i) hold the Shares in the ordinary course of business and not with the purpose or effect of changing or influencing the control of the Issuer and (ii) if the Investors own in excess of 5% of the outstanding Shares, to vote all such Shares owned in excess of such percentage in accordance with the recommendations of the Board. The Limited Waiver shall terminate on the earliest of (a) September 21, 2020, if the Investors do not Beneficially Own Shares in excess of the Ownership Limit (as defined in the Charter) by such date, (b) after the Investors’ Beneficial Ownership of Shares exceeds the Ownership Limit, the earliest date on which the Investors’ Beneficial Ownership of Shares is less than the Ownership Limit, (c) the earliest date on which any of the representations, warranties, agreements or undertakings made by the Investors in connection with the Limited Waiver are no longer true, (d) the earliest date on which any of the conditions of the Limited Waiver are no longer true or accurate, or otherwise have been violated, or (e) such other date to be agreed upon by the Investors and the Issuer.

The full text of the Limited Waiver is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On August 12, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

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CUSIP No. 554382101

Item 7.	Material to be Filed as Exhibits.
99.1	Limited Waiver, by and among MYSC LLC and the Issuer, dated April 21, 2020.
99.2	Joint Filing Agreement by and among The Passive Investment Trust, MYSC LLC and Sharon Berger, dated August 12, 2020.

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CUSIP No. 554382101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2020

the passive investment trust

By:	/s/ Sharon Berger
Name: Sharon Berger
Title: Trustee

MYSC LLC

By:	/s/ Sharon Berger
Name: Sharon Berger
Title: Manager

/s/ Sharon Berger
SHARON BERGER

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CUSIP No. 554382101

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of Transaction	Amount of Shares Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

the passive investment trust

Purchase of Common Stock	1,000,000	7.4632	08/03/2020
Purchase of Common Stock	1,787,632	8.1489	08/04/2020
Acquisition of Common Stock[1]	1,655,620	0.0000	08/04/2020

_________________

1 Represents Shares transferred to the Trust as a capital contribution.